Purple Beverage Company, Inc.
450 East Las Olas Blvd., Suite 830
Fort Lauderdale, Florida 33301

formerly known as:

Red Carpet Entertainment, Inc.
400 Corporate Pointe, Suite 300
Culver City, California 90230

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about December 12, 2007, to the holders of record of the common shares, $.001 par value (the “Shares” or “our common stock”), of Purple Beverage Company, Inc., formerly known as Red Carpet Entertainment, Inc. (the “Company,” “we” or “our”), as of December 12, 2007. This Information Statement is being furnished in contemplation of a change in a majority of the Company’s board of directors (“Board”) without a meeting of the stockholders, as a result of a change of control of the Company.

On December 12, 2007, the Company, Venture Beverage Company (“Venture”) and the Company’s wholly owned subsidiary, Purple Acquisition Corp., entered into an agreement and plan of merger (the “Merger Agreement”). The merger contemplated by the Merger Agreement (“the “Merger”) closed on December 12, 2007. The Merger resulted in Venture becoming a wholly-owned subsidiary of the Company and, immediately following the Merger, combining with the Company and changing the Company’s name to “Purple Beverage Company, Inc.” Prior to the Merger, the Company effected a 8.25-for-1 stock split of its Shares. All share numbers presented in this Information Statement have been adjusted to reflect the stock split. Each share of Venture was converted into and became 3.4 Shares, on a post-stock split basis, such that former stockholders of Venture now hold 37,581,135, or approximately 68%, of the outstanding Shares.

Effective ten days following the date of this Information Statement, one of the members of the Board will change as set forth in the Merger Agreement (the “Director Designee”).

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

Our principal executive office is currently located at 450 East Las Olas Blvd., Suite 830, Fort Lauderdale, Florida 33301 and our telephone number is 954-462-8757.

VOTING SECURITIES

Our authorized capital stock consists of 412,500,000 common shares. Our common shares are the only class of voting securities issued and outstanding. On December 12, 2007, there were 54,885,760 common shares issued and outstanding. Each common share is entitled to one vote on each matter submitted to a vote of the Company’s stockholders.

DIRECTOR DESIGNEE

Our Board may consist of no more than fifteen (15) persons and no less than one (1) person. Our Board currently consists of one person, Chris Johnson. Effective ten days following the filing and distribution of this Information Statement, Theodore Farnsworth will take office as the sole additional director.

CHANGE IN CONTROL

Except for the change in control related to the closing of the merger contemplated by the Merger Agreement, there has been no change in control of the Company during the most recent fiscal year ended December 31, 2006, nor to the date hereof; and there are no other current agreements, pledges of the Company’s common shares or arrangements or understandings that may result in a change in control of the Company.

The new director listed above has accepted the appointment as a director, effective ten days following the filing and distribution of this Information Statement. This change in control is a result of his appointment as a director in accordance with the Merger Agreement.

DIRECTORS AND EXECUTIVE OFFICERS

Upon closing of the Merger, the former President, Secretary, and Treasurer of the Company resigned from those positions and the following Company executive officer was appointed: Theodore Farnsworth as Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary. The Merger Agreement provides that the current director of the Company will appoint to the Board the Director Designee, which appointment will be effective as of ten days following the closing of the Merger.

Based solely upon written information provided to Venture and the Company by the Director Designee, Venture has advised the Company that Venture’s Director Designee has consented to serve as a director of the Company if appointed. The Director Designee and his affiliates have not been involved in any transaction with the Company or any of its directors, executive officers, or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission, other than with respect to transactions among Venture and the Company pursuant to the Merger Agreement.

Based solely upon written information provided to the Company by the Director Designee, the Director Designee has advised the Company that he has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities law or finding any violation of such laws or is involved in any other legal proceeding that is required to be disclosed under Item 401(f) of Regulation S-B promulgated by the Commission.

The name, age, nominated position, present principal occupation or employment and five-year employment history of the following Director Designee is set forth below.

Name and Address of Designee	Age	Position Nominated
Theodore Farnsworth	45	Director

Theodore Farnsworth is the Chief Executive Officer, President, Chief Financial Officer, Treasurer, and Secretary of the Company, having served in these capacities for our predecessor, Venture. He previously served as Chairman of XStream Beverage Network, Inc. from September 2001 to October 2007 and as its Chief Executive Officer from November 2004 to November 2007. Prior to that, from April 1998 to March 2001, he served as Chairman and Founder of Farmbid.com, an agricultural Internet portal site. From May 1997 to March 1998, he was President of Fontal Restaurant Group, Inc., parent of Burrito Grill restaurants.

Involvement in Certain Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than 5% of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company or security holder, nor any person who will become a director upon completion of the transactions contemplated by the Merger Agreement, is a party, or any information that any such person is adverse to the Company or has a material interest adverse to the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There are no material relationships between the Company and the current director and executive officer or any of the persons expected to become a director or executive officer of the Company other than the transactions and relationships described below, or contemplated in the Merger Agreement.

Venture leased its office space from a company owned by its chief executive officer for approximately $43,000 during the period from May 8, 2007 (Inception) to September 30, 2007, and does not owe any amount to such related party at the date of this Information Statement. We will continue to lease such space.

Upon the closing of the Merger, we and Christopher Johnson, a director and former officer of Red, and Lissa Johnson closed a transaction, as a result of which we purchased from them the 20,707,500 shares of common stock owned by them in consideration of payment by us of $60,000.00 in cash and the transfer to them of all of our historical operating assets.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following executive compensation disclosure reflects all compensation for the period ended September 30, 2007, received by Venture’s principal executive officer, principal financial officer, and most highly compensated executive officers. We refer to these individuals in this Information Statement as “named executive officers.”

Summary Compensation

The following table reflects all compensation awarded to, earned by, or paid to Venture’s named executive officers for the period ended September 30, 2007:
Name and Principal Position	Fiscal Year Ended	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Comp ($)	Nonqualified Deferred Comp Earnings ($)	All Other Comp ($)	Total ($)

Theodore Farnsworth, Chief Executive Officer, President, Chief Financial Officer, Treasurer, Secretary, Director	2007	-	-	-	-	-	-	-	-

We did not grant any options during the last fiscal year. On December 10, 2007, Venture’s Board of Directors adopted the Venture 2007 Incentive Plan (“Venture Plan”), pursuant to which stock options and other equity-based awards may be made to its directors, officers, employees, consultants, and third-party service providers. As a result of the Merger, the Venture Plan became our stock option plan.

Our directors have not been paid any compensation in the past. In the future, our director will be reimbursed for his travel expenses and is currently anticipated not to receive any compensation for his service as director.

In connection with Theodore Farnsworth’s appointment as our President and Chief Executive Officer, we entered into a three-year employment agreement with Mr. Farnsworth on December 12, 2007. The employment agreement provides for Mr. Farnsworth to receive the following:

● Term: 3 years, with evergreen clause;

● Initial base salary of $225,000;

● Monthly bonus equal to a percentage of the net invoice price for all sales, at wholesale or retail, of the Company’s anti-oxidant bottled beverages during such month, on a cash (rather than accrual) basis;

● Participation in employee medical, health, pension, welfare and insurance benefit plans as maintained by the Company from time to time for the general benefit of its executive employees, as well as all other benefits and perquisites as are made generally available to the Company’s executive employees;

● At least three weeks annual vacation; and

● Monthly car allowance of $800 per month.

If Mr. Farnsworth’s employment is terminated by the Company without cause (as defined in the agreement), or by Mr. Farnsworth with good reason by providing written notice to the Company prior to the date of resignation:

● Mr. Farnsworth will receive payment of his base salary through and including the date of termination, payment of any earned but unpaid bonus for the prior fiscal year, payment for all accrued but unused vacation time existing as of the date of termination, and reimbursement of business expenses incurred prior to the date of termination;

● Mr. Farnsworth will be eligible to receive a severance payment, provided he signs a general release of all claims in a form approved by the Board; and

● Mr. Farnsworth will receive maximum golden parachute-type payments.

If Mr. Farnsworth’s employment is terminated by the Company with cause (as defined in the agreement), or by Mr. Farnsworth without good reason by providing written notice to the Company prior to the date of resignation:

● Mr. Farnsworth will receive payment of his base salary through and including the date of termination, payment of any earned but unpaid bonus for the prior fiscal year, payment for all accrued but unused vacation time existing as of the date of termination, and reimbursement of business expenses incurred prior to the date of termination; and

● Mr. Farnsworth may continue to participate in the Company’s employee benefit plans to the extent permitted by and in accordance with the terms thereof or as otherwise required by law.

If there is a change of control (as defined in the agreement) during the term of Mr. Farnsworth’s employment with the Company, he will receive the maximum allowed under law.

In the event that Mr. Farnsworth’s employment terminates for reason of death or permanent disability (as defined in the agreement), Mr. Farnsworth, his beneficiary, or his estate shall be entitled to receive the payments that would have been payable to Mr. Farnsworth under a termination without cause as of the date of death or the date as of which the Company determines in its sole discretion that Mr. Farnsworth had become permanently disabled.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the shares of common stock beneficially owned or deemed to be beneficially owned as of December 12, 2007 by (i) each person whom we know beneficially owns more than 5% of our common stock, (ii) each of our directors and those persons who will become our director on December 22, 2007, (iii) our Chief Executive Officer, and (iv) all of our directors and executive officers as a group.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the beneficial owners named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 12, 2007. We did not deem those shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner and Address (1)	Amount and Nature of Beneficial Ownership	Percent of Class (2)
Theodore Farnsworth (3)	22,950,493	38.07%
All Executive Officers and Directors as a Group (__ persons)	22,950,493	38.07%

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(1)	The address is 450 East Las Olas Blvd., Suite 830, Fort Lauderdale, Florida 33301.
(2)	Based on 54,885,760 common shares issued and outstanding as of December 12, 2007.
(3)
Including 5,405,000 options to exercise the same amount of common stock. Mr. Farnsworth’s shares and the common stock underlying the options are subject to a two-year “lock-up,” which expires on December 12, 2009.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of Shares, to file with the Commission initial reports of ownership and reports of changes in ownership of the Shares beneficially owned by them. Directors, executive officers and greater than 10% stockholders are required to furnish the Company with copies of all 16(a) reports they file with the Commission. Based solely upon its review of the forms required to be filed with the Commission by Section 16(a) of the Exchange Act, as amended, that have been received by the Company, the Company believes there has been compliance with all filing requirements applicable to its officers, directors and beneficial owners of greater than 10% of the Shares.

BOARD OF DIRECTORS

Committees

The Board has not had an Audit Committee, Compensation Committee, or Nominating and Corporate Governance Committee because, due to the Board’s composition and the Company’s relatively limited operations, it was able to effectively manage the issues normally considered by such Committees. Following appointment of the Director Designee, a further review of the need for these committees may be undertaken by the new Board, subject to increasing the number of our directors.

Stockholders may send communications to our Board by writing to 450 East Las Olas Blvd., Suite 830, Fort Lauderdale, Florida 33301, attention Board of Directors or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or other directors.

Independence

Mr. Farnsworth is not considered to be an independent director. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers.

Board Meetings

During the preceding year, the Board of each of Venture and the Company have only had a single director. Although each board has undertaken actions by written consent, neither board has had an annual meeting per se during the respective company’s last completed fiscal year. It is our policy that our directors are invited and encouraged to attend all of our annual meetings.

Board Nominations

We do not have a corporate governance and nominating committee charter. The duties and responsibilities of our Board, which acts as the nominating committee, include (i) overseeing corporate governance matters and (ii) nominating new members to serve on the Board.

Our Board will consider board candidates recommended for consideration by our stockholders, provided the stockholders provide information regarding candidates as reasonably requested by us within the timeframe proscribed in Rule 14a-8 of Regulation 14A under the Exchange Act and other applicable rules and regulations. Recommendation materials are required to be sent to the Board at our address listed in this information statement. There are no specific minimum qualifications required to be met by a director nominee recommended for a position on the Board, nor are there any specific qualities or skills that are necessary for one or more of our Board to possess, other than as are necessary to meet any requirements under the rules and regulations applicable to us. Our Board considers a potential candidate’s experience, areas of expertise, and other factors relative to the overall composition of the Board.

The Board considers and evaluates director candidates that are suggested by members of the Board, as well as management and stockholders. Although it has not previously done so, the Board may also retain a third-party executive search firm to identify candidates. The process for identifying and evaluating nominees for director, including nominees recommended by stockholders, involves reviewing potentially eligible candidates, conducting background and reference checks, interviews with the candidate and others as schedules permit, meeting to consider and approve the candidate, and, as appropriate, preparing and presenting an analysis with regard to particular recommended candidates. The Board endeavors to identify director nominees who have the highest personal and professional integrity, have demonstrated exceptional ability and judgment, and, together with other director nominees and members, are expected to serve the long term interest of our stockholders and contribute to our overall corporate goals.

Security Holder Communications with our Board of Directors

Our Board has established a process to receive communications from security holders. Security holders and other interested parties may contact any member (or all members) of our Board, or the independent directors as a group, any committee of our Board or any chair of any such committee, by mail. To communicate with our Board, any individual directors or any group or committee of directors, correspondence should be addressed to our Board or any such individual directors or group or committee of directors by either name or title. All such correspondence should be sent to: Purple Beverage Company, Inc., “c/o Secretary” at 450 East Las Olas Blvd., Suite 830, Fort Lauderdale, Florida 33301.

All communications received as set forth in the preceding paragraph will be opened by our Secretary for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, patently offensive material or matters deemed inappropriate for our Board will be forwarded promptly to the addressee. In the case of communications to our Board or any group or committee of directors, our Secretary will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope is addressed.

Compensation Policy

The Board will review and determine the compensation provided to our executive officers, including stock compensation. In addition, the board will review and make recommendations on stock compensation arrangements for all of our employees.

Our executive compensation policy is designed to enable it to attract, motivate and retain highly qualified executive officers. The key components of the compensation program will be:

•	base salary;

•	annual incentive bonus awards; and

•	stock options or other awards under the Venture Plan.

In arriving at specific levels of compensation for executive officers, the board will rely on:

•	the recommendations of management;

•	benchmarks provided by generally available compensation surveys;

•	the experience of board members and their knowledge of compensation paid by comparable companies or companies of similar size or generally engaged in a similar industry; and

•	the advice and counsel of experts and advisors with broad experience in the field of executive compensation.

The Board will seek to ensure that an appropriate relationship exists between executive pay and corporate performance. Executive officers are entitled to customary benefits generally available to all Company employees, including group medical insurance. The Board has the resources and authority necessary to discharge its duties and responsibilities. The board has sole authority to retain and terminate compensation consultants retained to assist the board in determining the compensation of the Chief Executive Officer or senior executive officers, or other experts, counsel or consultants, as it deems appropriate, including sole authority to approve the firms’ fees and other retention terms. Any communications between the board and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the board will take all necessary steps to preserve the privileged nature of those communications. The board may form and delegate authority to committees and may delegate authority to one or more designated members of the board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Purple Beverage Company, Inc.

By: /s/ Theodore Farnsworth
Name: Theodore Farnsworth
Date: December 12, 2007	Title: President